As filed with the Securities and Exchange Commission on June 14, 2004
                           Registration No. 005-79502
            --------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                   -----------
                           NOTIFICATION OF LATE FILING


                           AMERICAN CONSTRUCTION, INC.
                           ---------------------------

Nevada                      1540                41-2079252         025229 10 5
------                      ----                ----------         ------------
(State or other       (Primary Standard      (I.R.S. Employer      CUSIP Number
jurisdiction of          Industrial          Identification
incorporation or       Classification            Number)
 organization)             Number)

               4340 East Charleston Avenue, Phoenix, Arizona 85032 Telephone (480) 695-7283 Facsimile: (602) 953-6915

                                       and

               26 Harlton Bay, Regina, Saskatchewan Canada S4T 7N3
                            Telephone: (306)352-9767
                            ------------------------
                       (Addresses and telephone numbers of
                   principal executive offices and businesses)

                              Incorp Services Inc.
                             6075 S. Eastern Avenue
                     Suite 1, Las Vegas, Nevada, 89119-3146
                               Tel: (702) 866-2500
                               -------------------
           (Name, address and telephone number for Agent for Service)


(Check one):   [ ] Form 10-K   [ ] Form 20-K   [X] Form 10-Q   [ ] Form N-SAR

     For Period Ended: April 30, 2004


[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-K
[ ]  Transition Report on Form 11-K
[X]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

     For the Transition Period Ended: April 30, 2004

PART I -- REGISTRANT INFORMATION
--------------------------------

American Construction Company
4340 East Charleston Avenue, Phoenix, Arizona 85032
Telephone (480) 695-7283  Facsimile: (602) 953-6915


PART II -- RULES 12b-25(b) AND (c)
----------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion
[X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE
---------------------

The Registrant's recent activities have delayed the preparation and review of the report which is due June 14, 2004.


PART IV -- OTHER INFORMATION
----------------------------

The name and telephone number of person to contact in regard to this notification is Jeff Mabry, telephone: (480) 695-7283

To date we have not had any other  periodic  reports to file as  required  under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s).

We do not anticipate that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

American Construction Company has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     June 14, 2004         By  /s/ Jeff Mabry
     -------------------           --------------------------------------------
                                   Jeff Mabry, Director, President, CEO and CFO